                                                                    EXHIBIT 99.1

                       [LOGO] AMERICA SERVICE GROUP INC.
                                  NEWS RELEASE

CONTACT:          MICHAEL CATALANO                 S. WALKER CHOPPIN
                  CHAIRMAN, PRESIDENT AND          SENIOR VICE PRESIDENT AND
                  CHIEF EXECUTIVE OFFICER            CHIEF FINANCIAL OFFICER
                  (615) 376-1319                   (615) 376-1346

                         AMERICA SERVICE GROUP ANNOUNCES
                             SECOND QUARTER RESULTS
         COMPANY ANNOUNCES SPECIAL CHARGES; CORRECTIVE ACTION INITIATED

NASHVILLE, Tennessee (July 26, 2001) - America Service Group Inc. (NASDAQ:ASGR) announced today results for the second quarter and six months ended June 30, 2001. During the second quarter, the Company recorded special charges and reported increased healthcare expenses.

         Commenting on second quarter results, Michael Catalano, chairman, president and chief executive officer of America Service Group, said, "After two years of substantial growth, the Company encountered a significant number of issues during the second quarter. However, we have a management team with a track record for successfully meeting industry challenges, and we have developed a corrective course of action focused on a return to predictable financial results. We anticipate that the successful implementation of this course of action will result in EBITDA in the range of $4 million for both the third and fourth quarters of this year."

         Specifically, the Company has implemented a comprehensive program to upgrade its contract portfolio and achieve reasonable rates, which reflect the current cost of providing healthcare services. To the extent possible, contracts are renewed and new contracts are bid with risk-sharing models. In all other cases, contract prices will adequately reflect the risks assumed. Additional emphasis has been placed on nurse recruiting to avoid staffing penalties, overtime, and the use of temporary personnel. The Company's Regional Medical Directors conduct daily reviews of all inpatient stays. Weekly off-site utilization data and pharmacy costs reports are also provided for better clinical management of these areas.

         The Company's second quarter financial results include pre-tax special charges of $22.2 million related to increased reserves for medical claims ($6.0 million), legal and malpractice insurance exposures ($1.7 million), the write-off of goodwill ($13.2 million), and continuing transaction costs related to certain strategic initiatives ($1.3 million). During the second quarter, the Company recorded an after-tax loss of $18.4 million, or $3.39 per diluted share, compared with net income of $1.8 million, or $0.33 per diluted share, for the prior year quarter. For the six months ended June 30, 2001, the after-tax loss was $16.0 million, or $3.14 per diluted share, compared with net income of $3.5 million, or $0.65 per diluted share, for the prior year six-month period.

         Healthcare revenues for the second quarter of 2001 were $140.8 million, a 57.5% increase from $89.4 million in the prior year quarter, and $278.7 million for the six months ended June 30, 2001, a 68.3% increase from $165.6 million in the prior year six-month period. Revenue growth was generated by three acquisitions during the prior year and several new contract awards started between July 1, 2000 and June 30, 2001.


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     105 Westpark Drive * Suite 200 * Brookwood, TN 37037 * 615-373-3100 *
                                Fax 615-376-9862

ASGR Announces Second Quarter Results
Page 2
July 26, 2001


         Exclusive of special charges, healthcare expenses, as a percent of revenue, were 99.7% for the second quarter compared with 90.5% for the prior year quarter and 95.8% for the six months ended June 30, 2001 compared with 90.3% for the prior year six-month period. The spike in healthcare expenses is attributable to increasing reserves for current year's medical claims and substantial costs increases in the areas of salaries, pharmacy and off-site utilization for certain of the larger state and city contracts. In particular, the Company will continue to be affected by higher costs due to nursing shortages.

         Excluding special charges, selling, general and administrative expenses, as a percentage of revenue, was 3.3% for the second quarter compared with 3.5% for the prior year quarter and 3.2% for the six months ended June 30, 2001 compared with 3.9% for the prior year six-month period.

         Exclusive of special charges, earnings before interest, taxes, depreciation and amortization (EBITDA) was a loss of $4.2 million for the second quarter, compared with EBITDA of $5.3 million in the prior year quarter. Exclusive of special charges, EBITDA was $3.0 million for the six months ended June 30, 2001 compared with $9.6 million for the prior year six-month period.

         During the second quarter of 2001, the Company recorded a charge of $6.0 million to strengthen its accrual for medical claim expenses due to adverse development on prior years' medical claims. This charge was primarily the result of updated information showing actual utilization and cost data for inpatient and outpatient services were higher than the historical levels upon which the original estimate was based. The increase in the reserve was 12% of total medical claims with 2000 service dates.

         Also, the Company expensed $1.3 million of continuing transaction costs during the second quarter related to certain strategic initiatives. Additionally, the Company recognized approximately $1.7 million in legal and other charges. These charges are primarily related to an insurance carrier that provides malpractice coverage for the Company during the years 1992-1997 that has applied for receivership under state regulatory authorities.

         The Company currently provides services under two contracts for the Eastern and Western Regions of the Pennsylvania Department of Corrections. Another vendor has been selected to negotiate a contract for these services. The Company anticipates operations will cease under the Western Region contract, with annual revenues of approximately $25.5 million, on October 1, 2002, and under the Eastern Region contract, with annual revenues of approximately $28.4 million, on December 31, 2002. The Company also currently provides services under a contract with the Yonkers Region of the New York State Department of Corrections. It is anticipated that the Company will cease operations under the Yonkers Region contract, with annual revenues of approximately $14.8 million, on May 31, 2002, as the services are to be assumed by the client under circumstances applicable to other vendors operating under similar regional contracts. The Company acquired the contracts for the Eastern Region of Pennsylvania and for the Yonkers Region of New York through the acquisition of certain assets of Correctional Physician Services, Inc. (CPS) in March 2000. Due to the anticipated expiration of these contracts, the Company wrote off $13.2 million, $8.3 million after tax, during the second quarter, representing goodwill that was recorded in connection with this acquisition. This charge will have no impact on operating cash flow.


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

ASGR Announces Second Quarter Results
Page 3
July 26, 2001


         As a result of the special charges discussed in this press release, the Company has obtained a waiver of certain financial covenants contained in its senior credit agreement. The Company is working with its banks to obtain a permanent amendment to its credit agreement.

         In addition, the Company currently provides services under four contracts in Florida, with combined annual revenues of approximately $33.0 million. Another vendor has been selected to perform contracts for these services. It is presently anticipated that the Company will cease operations under these contracts on or about October 1, 2001.

         This year, the Company has been selected to renew several existing contracts with annual revenues of approximately $38.5 million. It is not anticipated that the Company will have any contract with annual revenues in excess of $7.0 million up for rebid through December 2002.

         Also this year, the Company has been awarded several new contracts with annualized revenues of approximately $18 million.

         A listen-only simulcast and 30-day replay of a conference call to discuss this press release will be available online at www.asgr.com, or www.streetevents.com on July 27, 2001, beginning at 9:00 a.m. Eastern time.

         America Service Group Inc., based in Brentwood, Tennessee, is the leading provider of correctional healthcare services in the United States. America Service Group Inc., through its subsidiaries, provides a wide range of healthcare and pharmacy programs for approximately 340,000 inmates. The Company employs over 7,000 medical, professional and administrative staff nationwide.

         This press release may contain "forward-looking" statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risk and uncertainty that actual results may differ materially from those projected in the forward-looking statements. A discussion of the important factors and assumptions regarding the statements and risks involved is contained in the Company's filings with the Securities and Exchange Commission.


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

ASGR Announces Second Quarter Results
Page 4
July 26, 2001


                           AMERICA SERVICE GROUP INC.
                              FINANCIAL HIGHLIGHTS
                      (In thousands, except per share data)

CONSOLIDATED INCOME STATEMENT:                                              THREE MONTHS ENDED
                                                           --------------------------------------------------
                                                            JUNE 30,        % OF        JUNE 30,       % OF
                                                              2001         REVENUE        2000        REVENUE
                                                           ---------       -------      --------      -------
Healthcare revenue                                         $ 140,779        100.0        $89,449       100.0
Healthcare expenses (1)                                      146,711        104.2         80,964        90.5
                                                           ---------        -----        -------       -----
Gross margin                                                  (5,932)        (4.2)         8,485         9.5
Selling, general and administrative expenses (2)               7,251          5.2          3,169         3.5
Write-down of intangible assets                               13,236          9.4             --         0.0
Depreciation and amortization                                  1,960          1.4          1,403         1.6
                                                           ---------        -----        -------       -----
Income (loss) from operations                                (28,379)       (20.2)         3,913         4.4
Interest, net                                                  1,237          0.8            891         1.0
                                                           ---------        -----        -------       -----
Income (loss) before taxes                                   (29,616)       (21.0)         3,022         3.4
Provision (benefit) for income taxes                         (11,237)        (8.0)         1,207         1.4
                                                           ---------        -----        -------       -----
Net income (loss)                                            (18,379)       (13.0)         1,815         2.0
Preferred stock dividends                                         --          0.0            161         0.2
                                                           ---------        -----        -------       -----
Net income (loss) attributable to common shares            $ (18,379)       (13.0)         1,654         1.8
                                                           =========        =====        =======       =====

Net income (loss) per common share:
     Basic .........................................       $   (3.39)                    $  0.44
                                                           =========                     =======
     Diluted .......................................       $   (3.39)                    $  0.33
                                                           =========                     =======
Weighted average shares outstanding:
     Basic .........................................           5,420                       3,737
                                                           =========                     =======
     Diluted .......................................           5,420                       5,510
                                                           =========                     =======

                                                                           SIX MONTHS ENDED
                                                          ---------------------------------------------------
                                                           JUNE 30,        % OF         JUNE 30,       % OF
                                                             2001         REVENUE         2000        REVENUE
                                                          ---------       -------       --------      -------
Healthcare revenue                                        $ 278,720        100.0        $165,618       100.0
Healthcare expenses(1)                                      273,309         98.1         149,590        90.3
                                                          ---------        -----        --------       -----
Gross margin                                                  5,411          1.9          16,028         9.7
Selling, general and administrative expenses(2)              11,393          4.1           6,410         3.9
Write-down of intangible assets                              13,236          4.7              --         0.0
Depreciation and amortization                                 3,943          1.4           2,348         1.4
                                                          ---------        -----        --------       -----
Income (loss) from operations                               (23,161)        (8.3)          7,270         4.4
Interest, net                                                 2,525          0.9           1,421         0.8
                                                          ---------        -----        --------       -----
Income (loss) before taxes                                  (25,686)        (9.2)          5,849         3.5
Provision (benefit) for income taxes                         (9,645)        (3.5)          2,339         1.4
                                                          ---------        -----        --------       -----
Net income (loss)                                           (16,041)        (5.7)          3,510         2.1
Preferred stock dividends                                       163          0.0             324         0.2
                                                          ---------        -----        --------       -----
Net income (loss) attributable to common shares           $ (16,204)       (5.7) $         3,186         1.9
                                                          =========        =====        ========       =====

Net income (loss) per common share:
     Basic ........................................       $   (3.14)                    $   0.85
                                                          =========                     ========
     Diluted ......................................       $   (3.14)                    $   0.65
                                                          =========                     ========
Weighted average shares outstanding:
     Basic ........................................           5,153                        3,732
                                                          =========                     ========
     Diluted ......................................           5,153                        5,428
                                                          =========                     ========


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

ASGR Announces Second Quarter Results
Page 5
July 26, 2001


                           AMERICA SERVICE GROUP INC.
                              FINANCIAL HIGHLIGHTS
                      (In thousands, except per share data)

CONDENSED CONSOLIDATED BALANCE SHEET:                    JUNE 30,        DEC. 31,
                                                           2001            2000
                                                         --------        --------
Current assets                                           $ 92,961        $ 74,376
Intangible assets, net                                     61,712          77,285
Property and equipment, net, and other assets              14,774           9,741
                                                         --------        --------
                                                         $169,447        $161,402
                                                         ========        ========

Liabilities and debt                                     $144,012        $120,040
Stockholders' equity(3)                                    25,435          41,362
                                                         --------        --------
                                                         $169,447        $161,402
                                                         ========        ========

(1) Includes $6.4 million of Special Charges related to the strengthening of reserves for medical claims and other costs.

(2) Includes $2.6 million of Special Charges related to the expense of strategic transaction costs and other costs.

(3) Includes $12.4 million of redeemable preferred stock as of December 31, 2000. On February 5, 2001, all of the redeemable preferred stock was converted into approximately 1.3 million shares of common stock.


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